SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Standard & Poor´s Upgrades Braskem´s Corporate Credit Rating, in Brazil´s National Scale

São Paulo, Brazil, April 07, 2006 --- Braskem (BOVESPA: BRKM5; NYSE: BAK; LATIBEX: XBRK), leader in the thermoplastic resins segment in Latin America and one of the three largest Brazilian privately-owned industrial companies, informs the market that Standard & Poor’s has upgraded Braskem´s corporate credit rating, from ‘brAA– positive outlook’ to ‘brAA / stable outlook’, in Brazil´s National Scale.

According to José Marcos Treiger, Braskem´s Investor Relations Officer, “the improvement in our rating was an important demonstration of confidence in the Company, as well as in its ability to continue to generate adequate cash levels and to present positive financial indicators, even amidst a more challenging scenario in terms of our costs of raw materials. The new rating also reflects our leadership position in the petrochemicals sector in Latin America, including in the polyethylene segment, which has been significantly strengthened by the recent, important acquisition of Politeno Indústria e Comércio S.A.,” added Treiger.

Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in Latin America and is among the three largest Brazilian privately-owned industrial companies. The company operates 13 manufacturing plants located throughout Brazil and has an annual production capacity of 5.8 million tons of thermoplastic resins and other petrochemical products.

Further information is available on
Braskem´s IR Web site at
www.braskem.com.br/ir or by
contacting our IR Team:
FORWARD-LOOKING STATEMENT DISCLAIMER
José Marcos Treiger
IRO
This press release contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Braskem and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements.

Tel: (+55 11) 3443 9529
jm.treiger@braskem.com.br

Luiz Henrique Valverde
IR Manager
Tel: (+55 11) 3443 9744
luiz.valverde@braskem.com.br Luciana Ferreira IR Manager Tel: (+55 11) 3443 9178 luciana.ferreira@braskem.com.br
Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the risks and uncertainties set forth from time to time in Braskem's reports filed with the United States Securities and Exchange Commission. Although Braskem believes that the expectations and assumptions reflected in the forward- looking statements are reasonable based on information currently available to Braskem’s management, Braskem cannot guarantee future results or events. Braskem expressly disclaims a duty to update any of the forward-looking statements.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 7, 2005

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer